SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number 1-6523

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Bank of America 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

THE BANK OF AMERICA 401(k) PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES WITH

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2003 AND 2002

MORRIS, DAVIS & CHAN LLP

Certified Public Accountants

The Bank of America 401(k) Plan

Index to Financial Statements and Supplemental Schedules

December 31, 2003 and 2002

REPORT AND CONSENT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator

The Bank of America 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Bank of America 401(k) Plan (the Plan), as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets as of December 31, 2003, and reportable transactions for the year ended December 31, 2003, are presented for the purpose of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In addition, we consent to the incorporation by reference in Registration Statement number 2-80406 on Form S-8 of Bank of America Corporation filed with the Securities and Exchange Commission of our report on the financial statements and supplemental schedules included in the Annual Report on Form 11-K of the Plan for the year ended December 31, 2003.

/s/ Morris, Davis & Chan

June 11, 2004

Oakland, California

The Bank of America 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value (Notes 1 and 2)
Bank of America Corporation ESOP Convertible Preferred Stock, Series C allocated to participants (Note 7)	$170,500,687	$157,647,312
Bank of America Corporation Common Stock allocated to participants (Notes 3 and 7)	3,583,622,672	3,092,052,285
Common and preferred stock	4,443,355	3,891,455
Investment contracts	1,014,962,270	938,895,519
Mutual funds	99,538,449	5,201,302
Nations Fund investments (Notes 3 and 7)
Money market	82,016,555	135,917,471
Fixed income	145,367,901	149,719,112
Equity	1,917,693,725	1,400,291,070
Corporate debt and asset-backed securities	635,626	780,718
Mortgage-backed securities	527,955	475,984
U.S. government and government agency obligations	2,532,199	3,527,020
Other investments	14,131,373	22,925,456

Total investments (cost $4,618,354,309 and $4,255,914,330 respectively)	7,035,972,767	5,911,324,704

Accrued dividends and interest receivable	228,454	304,279
Employer contribution receivable	13,402,280	12,056,474
Employee contribution receivable	12,013,426	11,693,683
Other receivable	2,123,632	482,099

Total assets	7,063,740,559	5,935,861,239

Liabilities
Due to broker for securities purchased	9,168,615	20,295,065

Total liabilities	9,168,615	20,295,065

Net assets available for benefits	$7,054,571,944	$5,915,566,174

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2003 and 2002

	2003	2002
Investment income
Interest	$54,930,366	$54,961,842
Dividends
Bank of America Corporation ESOP Convertible Preferred Stock, Series C	4,370,369	4,802,122
Bank of America Corporation Common Stock	127,967,596	108,034,083
Other common and preferred stock	130,651	383,449
Investment income from Nations Fund investments	28,204,195	33,184,328
Investment income from other mutual funds	780,309	—
Other	551,358	492,960
Net change in unrealized appreciation (depreciation) (Note 5)	762,211,459	(245,485,413)
Net realized gain on sale of investments	165,255,552	216,879,780

Total investment income	1,144,401,855	173,253,151

Contributions (Note 1)
Employee	346,560,951	337,500,229
Employer	205,135,885	198,438,352

Total contributions	551,696,836	535,938,581

Total additions	1,696,098,691	709,191,732

Benefits paid to plan participants (Note 1)	548,479,141	634,856,610
Interest expense	19,581	—
Trustee and administrative fees (Note 2)	8,594,199	9,189,333

Total deductions	557,092,921	644,045,943

Net increase	1,139,005,770	65,145,789
Net assets available for benefits
Beginning of year	5,915,566,174	5,850,420,385

End of year	$7,054,571,944	$5,915,566,174

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of the Plan

The following description of The Bank of America 401(k) Plan (the Plan), is provided for general information purposes only. Participants should refer to the Associate Handbook for a more complete description of applicable Plan provisions. Other Plan provisions may also apply to participants from predecessor plans assumed by Bank of America Corporation (the Corporation) and merged into the Plan.

Plan Sponsor and Participating Employers

The Corporation is the Plan sponsor. Participating employers in the Plan include the Corporation and certain of the Corporation’s principal subsidiaries.

General

The Plan is a defined contribution plan for employees of the Corporation and participating subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). All employees are eligible to make pre-tax contributions the first day of the month after completing 1 full month of service (not including the month employment begins), and are eligible to receive company matching contributions after completing 12 months of service. Any pre-tax contributions made prior to completing 12 months of service are not eligible for the company matching contribution. After-tax contributions are not permitted.

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

All assets of the Plan are held in the trusts formed as part of the Plan. The assets of the Plan are held and invested in either the Principal Trust or the Leveraged Trust. The company matching contributions common and preferred stock accounts, and certain shares of the Corporation’s common stock which are not yet allocated to participant accounts, are held in the Leveraged Trust, formerly known as the ESOP Trust. The Principal Trust, formerly known as the Investment Trust, holds all other assets of the Plan.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of the Plan (Continued)

Investment Alternatives

The Plan currently provides participants with 19 investment alternatives: the Nations Value Fund, the Nations Bond Fund, the Nations LargeCap Index Fund, the Nations International Equity Fund, the Stable Capital Fund, the Bank of America Corporation Common Stock Fund, the Nations Marsico Focused Equities Fund, the Nations SmallCap Index Fund, the Nations MidCap Index Fund, the Nations LifeGoal® Income and Growth Portfolio, the Nations LifeGoal® Balanced Growth Portfolio, and the Nations LifeGoal® Growth Portfolio. In 2003, the Batterymarch U.S. Small Capitalization Equity Portfolio, the Western Asset Core Bond Portfolio, the Vanguard® Total Stock Market Index Fund, the Dodge & Cox Stock Fund, the Growth Fund of America®, the Fidelity Diversified International Fund and the Fidelity Real Estate Investment Portfolio were introduced as additional investment alternatives.

Participants may elect to modify existing investment allocations on a daily basis.

In addition, the Plan includes a Loan Fund and a Segregated Fund which are not available for additional participant investments. The Loan Fund consists of loans made to participants from acquired plans. The Segregated Fund consists of the segregated investments and accounts of certain participants of the former NationsBank Texas Plan.

Company matching contributions in stock, or in cash which is used to purchase stock, are not available for allocation to alternative investments by participants until they reach age 55 and are fully vested. In accordance with the American Institute of Certified Public Accountants Statement of Position Number 99-3, “Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters”, information related to the net assets and changes in net assets for the non-participant directed shares of Bank of America Corporation common and preferred stock is presented in Notes 9 and 10.

Plan Trustees

Bank of America N.A. is the trustee of the Principal Trust (Principal Trustee) under the Plan. State Street Bank & Trust Company is the trustee of the Leveraged Trust (Leveraged Trustee) which contains employer securities including Bank of America Corporation Common Stock and Bank of America Corporation ESOP Preferred Stock, Series C.

Contributions

The Plan provides for participant contributions through salary deductions ranging from 1% to 15% of base pay, overtime pay, shift differential pay, vacation and holiday pay, short-term disability benefits, and commissions, bonuses or other incentive pay designated by the Committee. In accordance with federal law annual pre-tax contributions for 2003 and 2002 were limited to $12,000 and $11,000, respectively. Employees are permitted to change their contribution rate in multiples of 1% on a daily basis.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of the Plan (Continued)

Contributions (Continued)

The Plan provides for an annual company matching contribution, which is based on the participant’s pre-tax contributions of their plan-eligible compensation for the Plan year. A participant must be employed by the Corporation on the last business day of the year in order to receive a matching contribution, unless during the year the participant retires, dies, becomes disabled, or terminates employment due to certain divestitures or workforce reductions. The Plan provides for a 100% company matching contribution for every $1 a participant contributes to the Plan, up to 5% of plan-eligible compensation. Company matching contributions are made in Bank of America Corporation Common Stock using the average month-end closing price for the year and adding in shares that would have been bought with dividends throughout the year. The Corporation makes periodic contributions based on its estimated annual contribution. Such contributions are subject to adjustment at December 31 of each year to give effect to forfeitures, which reduce the required company contribution.

Employer contributions include forfeitures and additional contributions made in the form of cash or Bank of America Corporation Common Stock. Pursuant to the Plan provisions, the total employer contribution calculated had a fair value of $228,033,829 and $209,932,283 for 2003 and 2002, respectively. After consideration of the release of unallocated shares, forfeitures, and dividends applied, the actual cash remitted by the Corporation was $205,135,885 and $198,438,352 for 2003 and 2002, respectively.

Participant Accounts

Each participant’s account is credited with the allocation of their contribution semi-monthly and with an annual allocation of the Corporation’s contributions. If a separation from service occurs, the participant’s account is credited with an allocation of the Corporation’s contribution as of the earlier of the date of distribution of the participant’s account or the annual allocation date if the separation from service was due to retirement, death, disability, or certain divestitures or workforce reductions. Earnings for all funds are allocated to a participant’s account on a daily basis, based on the participant’s account balance in relation to the total fund balance. Participants may elect to have the dividends earned on the Corporation’s stock allocated to their accounts, paid directly in cash or reinvested in the Plan.

Vesting of Benefits

Each participant is 100% vested in the participant’s pre-tax and rollover contributions to the Plan as well as earnings thereon. Company matching contributions vest 20% for each 12 months of vesting service and are 100% vested after completing 5 years of vesting service.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of the Plan (Continued)

Vesting of Benefits (Continued)

Additionally, a participant becomes 100% vested in the matching contributions from the Corporation, regardless of the years of service, if during employment the participant reaches age 65, retires, dies, or becomes disabled under the Long-Term Disability benefits component of the Corporation’s Group Benefits Program, or terminates employment due to certain divestitures or workforce reductions.

Payment of Benefits

While still in service, participants in the Plan may generally withdraw previous employee and employer vested contributions as follows:

(1)	In the case of financial hardship within the meaning of Section 401(k) of the Internal Revenue Code as determined by the Committee.

(2)	When fully vested and having attained age 59½.

(3)	After 5 years of service in the case of company matching contributions.

Certain other in-service distributions are permitted as provided for by plan provisions of predecessor plans merged with the Plan.

Following a participant’s death, disability, retirement or other separation from service, all vested amounts held in the Plan for a participant’s benefit are payable in a single lump sum in cash, unless the participant requests to receive all or a portion of his/her account balance in shares of Bank of America Corporation Common Stock. Participants may elect to transfer a part or all of their vested Plan balance to increase their monthly annuity payment under The Bank of America Pension Plan (the Pension Plan) if they retire under the Corporation’s retirement policy and their vested balances in both the Pension Plan and this Plan exceed $5,000. The Pension Plan is a defined benefit cash balance plan providing retirement benefits to eligible employees.

Loans to Participants

The current Plan does not permit new loans to participants.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2003 and 2002

2.	Summary of Significant Accounting Policies

Significant accounting policies of the Plan are summarized below:

Accounting Methods

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). Revenues are recognized as earned. Expenses are recorded as incurred.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

Collective investment funds are valued at the net asset value of the fund units owned.

The Plan’s investment in Bank of America Corporation ESOP Convertible Preferred Stock, Series C (ESOP Preferred Stock) is valued on the basis of an independent valuation by Duff & Phelps Financial Consulting Co.

Mortgage notes receivable, certificates of deposit, annuity contracts and cash equivalents are valued at face value which approximates fair value as determined in good faith by Bank of America, N.A. the Principal Trustee, a wholly-owned indirect subsidiary of the Corporation.

Participant loans are valued at cost, which approximates market as determined in good faith by the Principal Trustee.

Investment contracts are stated at contract value (principal plus accrued interest). The terms of the majority of the contracts are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment. The average yield and crediting interest rates on such investments were approximately 5% and 6% for 2003 and 2002, respectively.

All other investments are valued at fair value as of the end of the Plan year, based on quoted market prices. The fair market values of investments that do not have readily ascertainable market values have been estimated by the Principal Trustee.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2003 and 2002

2.	Summary of Significant Accounting Policies (Continued)

Investment Transactions

Realized gains or losses on investment transactions are recorded as the difference between proceeds received and cost.

Cost is determined on the average cost basis, except for Bank of America Corporation Common Stock, which is determined based on the aggregate participant level average cost basis.

Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period.

Investment securities purchased and sold are recorded on a trade date basis.

Plan Expenses

Leveraged Trustee fees, Principal Trustee direct expenses, some professional fees and certain administrative fees for associate communication and services, record-keeping and benefit payment services are paid by the Plan. These expenses are allocated pro rata to the Plan’s investment funds.

Other administrative expenses and some professional fees are paid by the Corporation.

Investment Management

The Plan provides 19 investment alternatives to participants including certain portfolios of the Nations Fund mutual fund family, which is sub-advised by Banc of America Capital Management, LLC (BACAP), Marsico Capital Management, LLC (MCM), and certain unaffiliated investment advisors. BACAP and MCM are affiliates of the Corporation. The Nations International Equity Fund was sub-advised by another affiliate of the Corporation, Gartmore Global Partners (GGP) through January 15, 2002, when replaced by MCM. The Stable Capital Fund is managed by an unaffiliated investment advisor, Standish Mellon Asset Management Company LLC, formerly known as Certus Asset Advisors Corporation.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2003 and 2002

3.	Concentrations of Investment Risk

Included in the Schedule of Assets, is a complete listing of the Plan’s investments at December 31, 2003. Investments at December 31, 2003 and 2002 that represent 5 percent or more of the Plan’s net assets available for benefits include the following:

	2003	2002
Bank of America Corporation Common Stock	$3,583,622,672	$3,092,052,285
Nations LargeCap Index Fund	762,034,029	602,421,537

4.	Federal Income Tax Status

On March 5, 1998, the Plan Sponsor was informed by a letter from the Internal Revenue Service (IRS) that the Plan was designed in accordance with applicable sections of the Internal Revenue Code (IRC). Subsequent to this issuance of the determination letter, the Plan was amended. The Plan Sponsor has requested an updated determination letter.

The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. The Plan Administrator is not aware of any actions or events that have occurred that might disqualify the Plan from qualification under the IRC; thus, no provision for income taxes has been reflected in the accompanying financial statements.

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the trustee, until the participating employee’s account is distributed.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2003 and 2002

5.	Net Appreciation (Depreciation) in Fair Value of Investments

The Plan’s investments, by investment category, appreciated (depreciated) in value for the years ended December 31, as follows:

	2003	2002
Bank of America Corporation ESOP Convertible
Preferred Stock, Series C	$16,550,875	$5,023,776
Bank of America Corporation Common Stock	322,033,539	95,001,034
Common and preferred stock	1,216,830	(1,687,952)
Mutual funds	4,272,055	(514,154)
Nations Fund Investments:
Fixed Income	(62,905)	1,747,345
Equity	418,253,398	(345,074,410)
Corporate debt and asset-backed securities	31,245	39,915
Mortgage-backed securities	(25,211)	3,139
U.S. government and government agency obligations	(91,833)	40,225
Other investments	33,466	(64,331)

Net appreciation (depreciation)	$762,211,459	$(245,485,413)

6.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested and nonforfeitable.

7.	Related Party Transactions

The Plan holds investments in various portfolios of Nations Funds, collectively, the Nations Fund Family, for which BACAP, MCM and GGP, pursuant to sub-advisory agreements with Banc of America Advisors, LLC, act as advisors. Effective January 15, 2002, GGP was replaced by MCM. Separate investment management fees are not charged to the Plan by the Corporation, rather the portfolios of the Nations Fund family bear investment advisory fees charged by the advisors. Subsidiaries of the Corporation act as the trustee and sponsor for such funds.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2003 and 2002

7.	Related Party Transactions (Continued)

Investment units and shares of Nations Funds are purchased at net asset value. The investments held at December 31, 2003 and 2002 were as follows:

	2003	2002
Nations Fund - Money Market
Nations Cash Reserves, Capital Class	$75,321,525	$128,030,792
Nations Cash Reserve, Trust Class	6,695,030	7,886,679

	82,016,555	135,917,471

Nations Fund - Fixed Income
Nations Government Securities Fund	209,484	218,151
Nations Bond Fund	144,424,426	148,760,426
Nations Short-Term Income Fund	626,020	630,402
Nations Short-Intermediate Government Fund	98,366	100,918
Nations Strategic Income Fund	9,605	9,215

	145,367,901	149,719,112

Nations Fund - Equity
Nations MidCap Index Fund	283,276,490	196,772,412
Nations MidCap Growth Fund	12,697	9,809
Nations International Equity Fund	109,507,196	77,555,128
Nations LargeCap Index Fund	762,034,029	602,421,537
Nations SmallCap Index Fund	156,772,292	95,357,721
Nations Value Fund	135,463,414	97,159,092
Nations Marsico Focused Equities Fund	145,499,937	97,192,553
Nations Emerging Market Fund	—	12,330
Nations Capital Growth Fund	11,515	9,019
Nations Convertible Securities Fund	50,474	41,270
LifeGoal Balanced Growth Portfolio	195,041,561	150,716,374
LifeGoal Growth Portfolio	92,962,034	57,172,861
LifeGoal Income and Growth Portfolio	37,062,086	25,870,964

	1,917,693,725	1,400,291,070

Total Nations Fund Family	$2,145,078,181	$1,685,927,653

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2003 and 2002

7.	Related Party Transactions (Continued)

At December 31, 2003 and 2002, the Plan held investments in the Bank of America Corporation Common Stock valued at $3,583,622,672 and $3,092,052,285, respectively. The Plan held an investment in the Bank of America Corporation ESOP Convertible Preferred Stock of $170,500,687 and $157,647,312 at December 31, 2003 and 2002, respectively.

For the years ended December 31, 2003 and 2002, the Plan paid direct expenses to the Principal Trustee totaling $259,874 and $249,385, respectively.

8.	Reconciliation to Form 5500

The calculation of unrealized appreciation/(depreciation) and realized gains/(losses) differs for financial reporting purposes and the reporting under ERISA. ERISA requires that realized and unrealized gains and losses be determined using the revalued cost method. The revalued cost method requires that the cost basis of all investments be adjusted to their fair value at the beginning of the Plan year. The revalued cost method results in the same aggregate realized and unrealized gain or loss as that determined under GAAP, but results in a different amount for each of the realized and unrealized components. Under ERISA guidelines, unrealized appreciation/(depreciation) and realized gains/(losses) for the year ended December 31, 2003 were $601,436,424 and $326,030,587, respectively, and were $(263,293,024) and $234,687,391, respectively, for the year ended December 31, 2002.

Benefit obligations payable to participants at December 31, 2003 and 2002 are reflected as Plan liabilities in the Form 5500 but are not included as Plan liabilities in the statement of net assets available for benefits.

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	2003	2002
Net assets available for benefits per the financial statements	$7,054,571,944	$5,915,566,174
Benefit obligations payable	(2,998,686)	(1,135,538)

Net assets available for benefits per Form 5500	$7,051,573,258	$5,914,430,636

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2003 and 2002

8.	Reconciliation to Form 5500 (Continued)

The following is a reconciliation of benefits paid to Plan participants according to the financial statements to Form 5500:

	2003	2002
Benefits paid to plan participants per the financial statements	$548,479,141	$634,856,610
Add: Benefit obligations payable at end of year	2,998,686	1,135,538
Less: Benefit obligations payable at beginning of year	(1,135,538)	(1,982,824)

Benefits paid to plan participants per Form 5500	$550,342,289	$634,009,324

Benefit obligations payable and related benefits paid are recorded on Form 5500 for those claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, such amounts are not recorded until paid.

9.	Statements of Net Assets Available for Benefits – Nonparticipant-Directed

	2003	2002
Assets
Investments, at fair value
Bank of America Corporation ESOP Convertible Preferred Stock, Series C Allocated to participants	$170,500,687	$157,647,312
Bank of America Corporation Common Stock allocated to participants	1,787,271,180	1,464,927,755
Nations Fund investments Money market	12,321,588	14,503,654

Total investments	1,970,093,455	1,637,078,721
Accrued dividends and interest receivable	9,428	10,120
Employer contribution receivable	13,402,280	12,056,474

Total assets	1,983,505,163	1,649,145,315

Liabilities
Due to broker for securities purchased	—	1,661,092

Total liabilities	—	1,661,092

Net assets available for benefits	$1,983,505,163	$1,647,484,223

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2003 and 2002

10.	Statements of Changes in Net Assets Available for Benefits - Nonparticipant-Directed

	2003	2002
Investment income
Dividends
Bank of America Corporation Common Stock	$62,363,818	$49,485,137
Bank of America Corporation ESOP Convertible Preferred Stock, Series C	4,368,619	4,802,122
Investment income from Nations Fund investments	103,835	136,683
Net realized and unrealized investment gains	257,158,601	154,468,399

Total investment income	323,994,873	208,892,341
Employer contributions	205,135,885	198,438,352

Total additions	529,130,758	407,330,693

Benefits paid to plan participants	165,527,736	185,095,246
Trustee and administrative fees	2,006,302	737,516

Total deductions	167,534,038	185,832,762

Transfers between funds	(22,620,172)	(20,632,357)
Transfers to The Bank of America Pension Plan	(2,955,608)	(1,948,509)

Total transfers	(25,575,780)	(22,580,866)

Net increase	336,020,940	198,917,065
Net assets available for benefits
Beginning of year	1,647,484,223	1,448,567,158

End of year	$1,983,505,163	$1,647,484,223

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2003 and 2002

11.	Litigation

The BEST Plan, a predecessor plan, is the subject of certain litigation involving change of control provisions contained in the predecessor plan document. These actions seek relief, which would require the Plan Sponsor to make additional contributions to the Plan on behalf of the predecessor plan participants. While the outcome of these actions cannot be predicted, management believes there are substantial defenses to the claims asserted.

12.	Company Merger

On October 27, 2003, Bank of America Corporation and FleetBoston Financial Corporation announced a definitive agreement to merge. The merger became effective on April 1, 2004.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2003

( a )	( b )	( c )		( d )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
	Common and Preferred Stock

*	Bank of America Corporation	ESOP Convertible Preferred Stock, Series C	1,261,824 shares	$53,627,520	$170,500,687

	Total Bank of America Corporation ESOP Convertible Preferred Stock, Series C			53,627,520	170,500,687

*	Bank of America Corporation	Common Stock	44,555,796 shares	1,606,374,149	3,583,622,672

	Total Bank of America Corporation Common Stock			1,606,374,149	3,583,622,672

	Aastrom Biosciences Inc.	Common Stock	1,000 shares	2,686	1,330
	Abbott Labs	Common Stock	800 shares	12,214	37,280
	Agere Systems Inc	Common Stock	96 shares	1,599	279
	Agilent Technologies Inc	Common Stock	38 shares	933	1,111
	Agrium Inc	Preferred Stock	800 shares	20,000	20,112
	Amerco	Preferred Stock	400 shares	10,000	9,880
	American Electric Power Inc	Common Stock	400 shares	16,904	12,204
	Applied Materials Inc	Common Stock	300 shares	7,524	6,732
	Aquila Inc	Common Stock	750 shares	13,402	2,543
	Aquila Inc	Preferred Stock	800 shares	20,000	17,928
	AT&T Corp	Common Stock	60 shares	2,188	1,218
	AT&T Wireless Services Inc	Common Stock	100 shares	1,733	799
	Automatic Data Processing Inc	Common Stock	400 shares	18,256	15,844
	Avaya Inc	Common Stock	216 shares	2,338	2,795
	Avigen Inc	Common Stock	200 shares	3,725	1,178
*	Bank of America Corporation	Preferred Stock	1,000 shares	25,000	26,840
	Boeing Company	Common Stock	200 shares	7,950	8,428
	BP P L C	Common Stock	4,186 shares	89,840	206,579
	Brush Engineered Materials Inc	Common Stock	100 shares	2,493	1,531
	Burlington Res Inc	Common Stock	200 shares	6,373	11,076
	Carlisle Cos Inc	Common Stock	200 shares	8,929	12,172
	Caterpillar Inc	Common Stock	1,000 shares	34,925	83,020
	ChevronTexaco Corp	Common Stock	1,261 shares	91,993	108,938
	Choicepoint Inc	Common Stock	40 shares	263	1,524
	Cisco Systems Inc	Common Stock	1,200 shares	66,265	29,076
	Citigroup Inc	Common Stock	6,366 shares	115,320	309,006
	Citigroup Inc	Preferred Stock	1,000 shares	25,350	26,720

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2003

( a )	( b )	( c )		( d )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
	Citizens Communications Co	Common Stock	692 shares	$7,706	$8,595
	Coho Energy Inc	Common Stock	575 shares	31,580	—
	Comcast Corp	Common Stock	97 shares	3,660	3,181
	Conagra Foods Inc	Common Stock	500 shares	12,155	13,195
	Conseco Inc	Common Stock	15 shares	15,981	327
	Corporate Backed Trust	Preferred Stock	1,600 shares	37,702	40,964
	Corts Trust	Preferred Stock	1,200 shares	30,000	31,268
	Covad Communications Group Inc	Common Stock	1,500 shares	77,219	5,400
	CTS Corp	Common Stock	100 shares	1,554	1,150
	Delphi Corp	Common Stock	200 shares	2,637	2,042
	Diamond Offshore Drilling Inc	Common Stock	400 shares	10,926	8,204
	Dominion Res Inc	Common Stock	600 shares	27,098	38,298
	Dow Chem Co	Common Stock	200 shares	7,018	8,314
	Duke Energy Corp	Common Stock	200 shares	4,406	4,090
	Electronic Data Systems	Common Stock	1,100 shares	54,801	26,994
	Emerge Interactive Inc	Common Stock	10 shares	150	15
	Energy East	Preferred Stock	400 shares	10,000	10,788
	Enpro Inds Inc	Preferred Stock	120 shares	530	1,674
	Entergy Gulf	Common Stock	400 shares	10,000	10,140
	Ericsson LM Tel Co	Common Stock	1,697 shares	59,863	30,037
	Evolve One Inc	Common Stock	20 shares	2,950	3
	Exxon Mobil Corp	Common Stock	3,600 shares	64,456	147,600
	FDN Inc	Common Stock	2,500 shares	5,078	—
	First Bancorp	Common Stock	1,500 shares	35,046	59,325
	Ford Motor Co	Common Stock	200 shares	2,236	3,200
	FPL Group Inc	Common Stock	1,200 shares	39,008	78,504
	Gandalf Technologies Inc	Common Stock	300 shares	2,250	9
	General Elec Co	Common Stock	1,400 shares	51,580	43,372
	Gillette Co	Common Stock	100 shares	3,849	3,673
	Goodrich Corp	Common Stock	600 shares	12,691	17,814
	Great Atlantic & Pac Tea Inc	Preferred Stock	800 shares	20,000	18,800
	Harken Energy Corp	Common Stock	3,267 shares	24,186	3,822
	Henry Jack & Assoc Inc	Common Stock	10,000 shares	126,640	205,800
	Hewlett-Packard Co	Common Stock	516 shares	18,420	11,852
	High Speed Access Corp	Common Stock	1,000 shares	1,960	20
	Hilfiger Tommy USA Inc	Common Stock	800 shares	20,740	20,896
	Home Depot Inc	Common Stock	200 shares	10,147	7,098
	Intel Corp	Common Stock	600 shares	14,412	19,230

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2003

( a )	( b )	( c )		( d )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
	IBM	Common Stock	1,200 shares	$37,259	$111,216
	JDS Uniphase Corp	Common Stock	200 shares	12,481	728
	Johnson & Johnson	Common Stock	2,326 shares	123,028	120,161
	Juniper Networks Inc	Common Stock	200 shares	27,125	3,736
	Keyspan Corp	Common Stock	1,210 shares	37,508	44,528
	Liberty Media Corp	Common Stock	832 shares	12,064	9,892
	Lowes Cos Inc	Common Stock	500 shares	11,263	27,695
	Lucent Technologies Inc	Common Stock	356 shares	7,305	1,011
	Maverick Tube Corp	Common Stock	1,000 shares	15,440	19,250
	Mellon Finl Corp	Common Stock	300 shares	8,124	9,633
	Mepc Intl	Preferred Stock	400 shares	10,524	10,160
	Merck & Co Inc	Common Stock	800 shares	14,220	36,960
	Metricom Inc	Common Stock	200 shares	3,500	2
	Microsoft Corp	Common Stock	6,880 shares	245,937	188,305
	Mirant Corp	Common Stock	300 shares	2,541	117
	Motorola Inc	Common Stock	3,570 shares	139,290	49,980
	National Semiconductor Corp	Common Stock	2,000 shares	66,225	78,820
	Newscorp Overseas Ltd	Preferred Stock	400 shares	9,928	10,340
	Nextera Enterprises Inc	Common Stock	200 shares	1,400	78
	Nokia Corp	Common Stock	400 shares	14,638	6,800
	Nortel Networks Corp	Common Stock	200 shares	7,297	846
	Novell Inc	Common Stock	200 shares	4,962	2,106
	Ohio Power Co	Preferred Stock	800 shares	19,840	20,160
	Oracle Corp	Common Stock	3,200 shares	86,464	42,336
	Pac-West Telecom Inc	Common Stock	100 shares	1,866	192
	Parametric Technology Corp	Common Stock	300 shares	6,675	1,182
	Park Electrochemical Corp	Common Stock	200 shares	1,773	5,298
	Penney JC Co Inc	Common Stock	500 shares	4,587	13,140
	Peoples Energy Corp	Common Stock	100 shares	3,232	4,204
	Pepsico Inc	Common Stock	250 shares	9,637	11,655
	Pfizer Inc	Common Stock	7,000 shares	58,635	247,310
	Phelps Dodge Corp	Common Stock	200 shares	12,291	15,218
	Pillowtex Corp	Common Stock	3,000 shares	17,962	30
	Pioneer Nat Res Co	Common Stock	1,000 shares	24,489	31,930
	Polycom Inc	Common Stock	23 shares	708	449
	Power-One Inc	Common Stock	200 shares	8,406	2,166
	Predicted Environment Inc	Common Stock	200,000 shares	100,000	—
	Puget Sound Energy	Preferred Stock	400 shares	10,000	10,740

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2003

( a )	( b )	( c )		( d )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
	Qualcomm Inc	Common Stock	100 shares	$7,049	$5,393
	Red Hat Inc	Common Stock	200 shares	9,462	3,754
	Reebok Intl Ltd	Common Stock	1,000 shares	26,575	39,320
	Rhone Poulenc Overseas Ltd	Preferred Stock	800 shares	20,128	20,272
	Rowan Cos Inc	Common Stock	200 shares	5,372	4,634
	Royal Dutch Petroleum Co	Common Stock	2,200 shares	52,065	115,258
	Safeguard Scientifics Inc	Common Stock	200 shares	11,697	808
	Saturns	Preferred Stock	400 shares	10,000	10,436
	SBC Communications Inc	Common Stock	2,100 shares	14,309	54,747
	Scana Corp	Common Stock	631 shares	12,800	21,612
	Schering Plough Corp	Common Stock	800 shares	11,260	13,912
	Siebel Sys Inc	Common Stock	500 shares	17,363	6,960
	Smart & Final Inc	Common Stock	300 shares	2,996	3,024
	Southern Co	Common Stock	1,600 shares	33,080	48,400
	Southwest Airlines Co	Common Stock	1,012 shares	4,437	16,334
	Startek Inc	Common Stock	200 shares	3,860	8,158
	Sun Microsystems Inc	Common Stock	800 shares	3,744	3,576
	Taiwan Semiconductor Mfg Ltd	Common Stock	5,693 shares	96,743	58,296
	Terex Corp	Common Stock	100 shares	1,224	2,848
	Texas Instruments Inc	Common Stock	13,600 shares	317,423	399,568
	Time Warner Inc	Common Stock	2,000 shares	170,975	35,980
	Travelers Property Casualty Corp	Common Stock	850 shares	8,141	14,372
	TXU Corp	Preferred Stock	570 shares	14,962	14,854
	TXU Corp	Common Stock	3,900 shares	145,044	92,508
	Tyco Intl Ltd	Common Stock	200 shares	4,591	5,300
	United States Cellular Corp	Preferred Stock	800 shares	20,000	22,816
	USG Corp	Common Stock	2,000 shares	45,640	33,140
	Verizon Communications Corp	Common Stock	700 shares	35,386	24,556
	Viscount Sys Inc	Common Stock	1,500 shares	4,695	990
	Visteon Corp	Common Stock	200 shares	2,851	2,082
	Wal-Mart Stores Inc	Common Stock	4,600 shares	78,141	244,030
	Williams Cos Inc	Common Stock	800 shares	15,211	7,856
	Worldcom Inc - Worldcom Group	Common Stock	3,150 shares	81,491	41
	Worldcom Inc - MCI Group	Common Stock	66 shares	2,889	3
	Wyeth	Common Stock	1,600 shares	24,809	67,920
	Xcel Energy Inc	Common Stock	1,872 shares	39,884	31,786
	Xerox Corp	Common Stock	2,000 shares	13,950	27,600

	Total Common and Preferred Stock			4,017,709	4,443,355

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2003

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	Investment Contracts

	AIG	Guaranteed Investment Contract 5.40%	$165,336,859	$165,336,859

	Allstate	Guaranteed Investment Contract 6.08%	17,344,298	17,344,298

	Canada Life	Guaranteed Investment Contract 5.60%	10,065,901	10,065,901

	Canada Life	Guaranteed Investment Contract 6.14%	10,126,501	10,126,501

	Canada Life	Guaranteed Investment Contract 3.90%	15,025,178	15,025,178

	CDC	Guaranteed Investment Contract 5.49%	125,206,040	125,206,040

	GE Life & Annuity	Guaranteed Investment Contract 4.41%	3,984,332	3,984,332

	GE Life & Annuity	Guaranteed Investment Contract 5.02%	5,754,182	5,754,182

	Hartford Life	Guaranteed Investment Contract 6.15%	11,755,268	11,755,268

	Hartford Life	Guaranteed Investment Contract 7.45%	20,550,793	20,550,793

	Hartford Life	Guaranteed Investment Contract 5.93%	7,552,265	7,552,265

	Jackson National	Guaranteed Investment Contract 3.63%	3,008,511	3,008,511

	John Hancock	Guaranteed Investment Contract 4.35%	8,028,984	8,028,984

	John Hancock	Guaranteed Investment Contract 5.82%	7,552,490	7,552,490

	Ohio National Life	Guaranteed Investment Contract 6.02%	11,768,959	11,768,959

	Ohio National Life	Guaranteed Investment Contract 7.28%	6,887,147	6,887,147

	Pacific Life Ins Co	Guaranteed Investment Contract 4.10%	20,620,822	20,620,822

	Principal Life	Guaranteed Investment Contract 3.94%	20,744,029	20,744,029

	Pruco Life	Guaranteed Investment Contract 5.59%	11,066,482	11,066,482

	Pruco Life	Guaranteed Investment Contract 4.03%	15,813,648	15,813,648

	Rabobank	Guaranteed Investment Contract 7.56%	23,511,546	23,511,546

	Rabobank	Guaranteed Investment Contract 4.85%	50,255,815	50,255,815

	Rabobank	Guaranteed Investment Contract 4.81%	72,698,773	72,698,773

	Security Life of Denver	Guaranteed Investment Contract 4.14%	3,940,684	3,940,684

	Transamerica	Guaranteed Investment Contract 6.22%	115,149,856	115,149,856

	Travelers Ins Co	Guaranteed Investment Contract 7.09%	10,612,965	10,612,965

	UBS AG	Guaranteed Investment Contract 6.43%	85,971,850	85,971,850

	UBS AG	Guaranteed Investment Contract 6.71%	5,093,377	5,093,377

	UBS AG	Guaranteed Investment Contract 6.61%	5,605,843	5,605,843

	Westdeutsche Landesbank	Guaranteed Investment Contract 7.04%	6,014,819	6,014,819

	Westdeutsche Landesbank	Guaranteed Investment Contract 6.12%	137,914,053	137,914,053

	Total Investment Contracts		1,014,962,270	1,014,962,270

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2003

( a )	( b )	( c )		( d )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
	Mutual Funds

	Aberdeen	Asia-Pacific Income Fund	8,500 shares	$50,688	$53,975
	Aberdeen	Global Income Fund	4,600 shares	50,609	65,412
	AllianceBernstein	Bond Fund	39,126 shares	312,585	280,532
	American	20th Century Select Fund	4,825 shares	184,680	171,534
	American	20th Century Ultra Fund	1,533 shares	60,883	40,848
	American	High Income Trust	1,695 shares	25,656	20,899
	ASA Ltd	Mutual Fund	200 shares	10,660	9,100
	Baron	Asset Fund	272 shares	12,310	11,920
	Batterymarch	US Small Cap Fund	2,072,756 shares	21,757,229	23,624,911
	Bond Fund of America	Mutual Fund	3,602 shares	44,708	48,669
	Capital	World Growth and Income Fund	852 shares	24,035	25,450
	Columbia	Federal Secs Fund	2,963 shares	33,484	31,822
	Dodge & Cox	Stock Fund	114,878 shares	14,230,221	14,448,065
	Fidelity	Advisor Series VIII - Cap Apprec Fund	85 shares	1,513	1,295
	Fidelity	Advisor Series VIII - Diversified Intl Fund	1,119 shares	17,153	17,579
	Fidelity	Charles Str Trust	9,553 shares	150,972	150,560
	Fidelity	Comwlth Trust Small Cap Independence Fund	1,463 shares	23,094	26,242
	Fidelity	Disciplined Equity Fund	2,062 shares	45,290	46,890
	Fidelity	Diversified Intl Fund	350,033 shares	9,293,855	9,519,501
	Fidelity	Finl Trust Equity Income II Fund	2,145 shares	47,800	48,867
	Fidelity	Ginnie Mae Portfolio	15,658 shares	164,276	173,486
	Fidelity	Real Estate Investment Portfolio	217,301 shares	5,660,714	5,665,122
	First Trust	REIT Gr & Inc Fund	3,287 shares	34,209	43,421
	Germany Fund	Mutual Fund	882 shares	11,044	6,730
	Goode	Stable Value Trust Fund	1,704,607 shares	20,108,043	20,904,613
	Growth Fund of America	Mutual Fund	197,133 shares	5,243,544	5,341,698
	Hambrecht & Quist	Healthcare Fund	2,565 shares	61,699	46,861
	High Income	Opportunity Fund	1,520 shares	19,000	10,898
	Income Fund America	Mutual Fund	5,479 shares	78,752	94,133
	Janus	Enterprise Fund	3,786 shares	300,000	118,023
	MFS	Charter Income Trust	1,755 shares	19,976	15,479
	MTB Investment Advisors	Intl Equity Fund	591 shares	9,919	5,746
	MTB Investment Advisors	Small Cap Growth Fund	139 shares	2,169	2,580
	Nasdaq-Amex Investment Prod Svcs	Nasdaq 100 Trust Fund	200 shares	21,255	7,292

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2003

( a )	( b )	( c )		( d )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
	Nicholas Fund	Mutual Fund	4,845 shares	$257,480	$263,900
	Pimco	Biotechnology Fund	2,876 shares	100,120	66,238
	Pimco	Global Technology Fund	8,451 shares	503,630	260,220
	Professionally Managed Portfolio	Mutual Fund	1,630 shares	19,218	26,761
	Putnam	American Govt Income Fund	4,060 shares	32,848	36,462
	Scudder	European Equity Fund	10,154 shares	312,870	229,185
	Scudder	High Income Fund	3,201 shares	25,000	17,382
	Scudder	Income GNMA Fund	1,968 shares	31,423	29,948
	Scudder	Short Term Bond Fund	4,951 shares	59,406	52,130
	Scudder	US Govt Secs Fund	2,344 shares	22,114	20,302
	Templeton	Global Income Fund	2,500 shares	16,688	23,800
	Van Kampen	US Govt Fund	7,397 shares	108,483	104,072
	Vanguard	500 Index Fund - Investor Shs	983 shares	64,952	100,873
	Vanguard	Dividend Growth Fund	647 shares	7,771	7,211
	Vanguard	Energy Fund - Investor Shs	845 shares	21,081	25,220
	Vanguard	GNMA Fund - Investor Shs	71,195 shares	720,461	747,552
	Vanguard	Growth Index Fund - Investor Shs	617 shares	21,066	15,373
	Vanguard	Inter Term Treas Fund - Admiral Shs	6,184 shares	68,793	70,492
	Vanguard	Inter Term Treas Fund - Investor Shs	6,409 shares	69,874	73,057
	Vanguard	Long-Term Corp Fund - Investor Shs	2,744 shares	24,017	25,434
	Vanguard	Long-Term Treas Fund - Admiral Shs	9,459 shares	105,647	107,546
	Vanguard	Long-Term Treas Fund - Investor Shs	6,759 shares	75,392	76,845
	Vanguard	Short Term Corp Fund - Investors Shs	3,854 shares	42,048	41,621
	Vanguard	Total Stock Market Index Fund - Admiral Shs	425,215 shares	11,990,772	12,172,293
	Vanguard	Wellesley Income Fund	1,184 shares	23,905	24,759
	Vanguard	Wellington Fund - Investor Shs	29,093 shares	643,882	838,167
	Vanguard	Windsor Fund - Investor Shs	5,935 shares	84,029	96,509
	Vanguard	Windsor II Fund - Investor Shs	16,062 shares	297,671	425,474
	Washington Mutual	Invs Fund	904 shares	25,047	26,030
	Western Asset	Core Bond Portfolio	166,667 shares	2,276,928	2,270,612
	White Oak	Growth Stock Fund	3,772 shares	275,861	132,728
	Zweig	Total Return Fund	10,000 shares	64,825	50,100

	Total Mutual Funds			96,505,327	99,538,449

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2003

( a)	( b )	( c )		( d )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
	Nations Fund Investments - Money Market

*	Nations	Cash Reserves, Capital Class	75,321,526 shares	$75,321,526	$75,321,526
*	Nations	Cash Reserves, Trust Class	6,695,030 shares	6,695,029	6,695,029

	Total Nations Fund Investments - Money Market			82,016,555	82,016,555

	Nations Fund Investments - Fixed Income

*	Nations	Bond Fund	14,428,716 shares	142,412,580	144,424,426
*	Nations	Government Securities Fund	19,819 shares	209,691	209,484
*	Nations	Short-Intermediate Government Fund	23,199 shares	98,418	98,366
*	Nations	Short-Term Income Fund	62,602 shares	625,278	626,020
*	Nations	Strategic Income Fund	950 shares	10,393	9,605

	Total Nations Fund Investments - Fixed Income			143,356,360	145,367,901

	Nations Fund Investments - Equity

*	Nations	Capital Growth Fund	1,611 shares	25,000	11,515
*	Nations	Convertible Securities Fund	2,988 shares	65,472	50,474
*	Nations	International Equity Fund	9,481,143 shares	103,458,286	109,507,196
*	Nations	LargeCap Index Fund	35,559,217 shares	525,811,136	762,034,029
*	Nations	Lifegoal Balanced Growth Portfolio	17,830,750 shares	192,870,782	195,041,561
*	Nations	Lifegoal Growth Portfolio	8,430,974 shares	93,592,281	92,962,034
*	Nations	Lifegoal Income & Growth Portfolio	3,402,225 shares	35,306,160	37,062,086
*	Nations	Marsico Focused Equities Fund	8,592,127 shares	151,490,732	145,499,937
*	Nations	MidCap Growth Fund	1,102 shares	15,000	12,697
*	Nations	MidCap Index Fund	28,960,156 shares	209,069,329	283,276,490
*	Nations	SmallCap Index Fund	9,243,516 shares	133,007,669	156,772,292
*	Nations	Value Fund	11,620,923 shares	155,012,846	135,463,414

	Total Nations Fund Investments - Equity			1,599,724,693	1,917,693,725

	Corporate Debt and Asset-Backed Securities

	AT&T Broadband Corp	Dtd 11/18/02 9.455% Due 11/15/22	24,000 shares	22,382	32,507
	Federal Natl Mtg Assn	Dtd 09/12/95 6.550% Due 09/12/05	50,000 shares	49,821	54,125
	Du Pont E I De Nemours & Co	Dtd 03/15/92 8.120% Due 03/15/04	100,000 shares	99,800	101,313
	Ford Motor Credit Co	Dtd 01/30/01 6.870% Due 02/01/06	40,000 shares	39,432	42,692
	Ford Motor Credit Co	Dtd 07/16/99 6.700% Due 07/16/04	20,000 shares	19,750	20,514

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2003

( a )	( b )	( c )		( d )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
	Ford Motor Credit Co	Dtd 10/25/01 7.250% Due 10/25/11	50,000 shares	$46,020	$54,228
	General Motors Acceptance Corp	Dtd 03/05/02 7.400% Due 03/15/17	50,000 shares	50,006	51,043
	General Motors Acceptance Corp	Dtd 08/15/06 7.250% Due 08/15/18	100,000 shares	100,000	100,166
	General Motors Acceptance Corp	Dtd 10/23/01 7.400% Due 10/15/16	15,000 shares	15,381	15,274
	General Motors Acceptance Corp	Dtd 10/30/01 7.550% Due 10/15/16	15,000 shares	15,418	15,328
	General Motors Acceptance Corp	Dtd 12/04/01 7.500% Due 12/15/16	15,000 shares	15,419	15,345
	Mountain Sts Tel & Teleg Co	Dtd 08/01/67 6.000% Due 08/01/07	5,000 shares	4,794	4,938
	New York Tel Co	Dtd 08/17/93 7.000% Due 8/15/25	50,000 shares	50,500	50,990
	Northwestern Bell Tel Co	Dtd 01/01/68 6.250% Due 01/01/07	5,000 shares	4,931	5,050
	Polaroid Corp	Dtd 02/17/99 11.500% Due 02/15/06	50,000 shares	52,063	4,563
	TXU Corp	Dtd 06/15/01 6.375% Due 06/15/06	40,000 shares	31,200	42,300
	Weirton Stl Corp	Dtd 07/03/96 11.375% Due 07/01/04	50,000 shares	51,500	25,250

	Total Corporate Debt and Asset-Backed Securities			668,417	635,626

	Mortgage-Backed Securities

	ABN Amro Mtg Corp	Dtd 09/01/03 6.000% Due 10/25/33	79,000 shares	79,691	77,222
	Federal Natl Mtg Assn Ser 94018	Dtd 02/01/94 6.750% Due 12/25/23	53,599 shares	48,507	55,174
	GNMA	Pool #000644 Dtd 10/01/86 9.500% Due 10/20/16	236 shares	242	263
	GNMA	Pool #017046 Dtd 05/01/77 8.500% Due 03/15/07	1,116 shares	1,169	1,214
	GNMA	Pool #030048 Dtd 03/01/79 9.000% Due 02/15/09	2,369 shares	2,323	2,588
	GNMA	Pool #033190 Dtd 09/01/79 9.500% Due 09/15/09	5,684 shares	5,727	6,361
	GNMA	Pool #105474 Dtd 11/01/83 12.500% Due 10/15/13	627 shares	678	729
	GNMA	Pool #124950 Dtd 05/01/85 9.000% Due 05/15/15	9,163 shares	9,071	10,008
	GNMA	Pool #130090 Dtd 09/01/85 11.500% Due 09/15/15	1,661 shares	1,620	1,895
	GNMA	Pool #131552 Dtd 08/01/85 11.500% Due 08/15/15	2,020 shares	2,010	2,320
	GNMA	Pool #141703 Dtd 10/01/85 11.500% Due 10/15/15	277 shares	277	318
	GNMA	Pool #142513 Dtd 11/01/85 11.000% Due 10/15/15	1,340 shares	1,415	1,529
	GNMA	Pool #144704 Dtd 12/01/85 11.000% Due 12/15/15	566 shares	570	646
	GNMA	Pool #148980 Dtd 02/01/86 10.000% Due 02/15/16	887 shares	926	999
	GNMA	Pool #158422 Dtd 05/01/86 9.500% Due 05/15/16	905 shares	896	1,013
	GNMA	Pool #158990 Dtd 07/01/86 9.000% Due 07/15/16	793 shares	785	867
	GNMA	Pool #166126 Dtd 07/01/86 9.500% Due 07/15/16	1,148 shares	1,170	1,285
	GNMA	Pool #172611 Dtd 11/01/86 9.500% Due 11/15/16	496 shares	494	555
	GNMA	Pool #180576 Dtd 03/01/87 8.000% Due 03/15/17	3,397 shares	3,371	3,693
	GNMA	Pool #184163 Dtd 12/01/86 9.000% Due 11/15/16	490 shares	505	535

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2003

( a )	( b )	( c )		( d )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
	GNMA	Pool #184838 Dtd 06/01/87 8.000% Due 06/15/17	11,713 shares	$11,771	$12,734
	GNMA	Pool #194375 Dtd 03/01/87 9.000% Due 02/15/17	1,918 shares	1,878	2,094
	GNMA	Pool #197040 Dtd 03/01/87 8.000% Due 03/15/17	4,449 shares	4,413	4,837
	GNMA	Pool #199443 Dtd 01/01/87 8.000% Due 01/15/17	6,232 shares	6,108	6,776
	GNMA	Pool #266976 Dtd 12/01/88 10.000% Due 12/15/18	1,015 shares	1,014	1,143
	GNMA	Pool #285201 Dtd 04/01/90 8.500% Due 03/15/20	1,733 shares	1,724	1,886
	GNMA	Pool #288415 Dtd 04/01/90 9.500% Due 03/15/20	1,134 shares	1,140	1,269
	GNMA	Pool #320835 Dtd 04/01/92 7.500% Due 04/15/22	2,422 shares	2,392	2,600
	GNMA	Pool #321186 Dtd 07/01/92 8.000% Due 07/15/22	8,999 shares	9,314	9,783
	GNMA	Pool #322807 Dtd 02/01/92 8.000% Due 02/15/22	1,660 shares	1,666	1,804
	GNMA	Pool #330133 Dtd 08/01/92 7.500% Due 08/15/22	7,002 shares	7,081	7,516
	GNMA	Pool #334371 Dtd 11/01/92 7.000% Due 11/15/07	5,499 shares	5,454	5,910
	GNMA	Pool #341342 Dtd 12/01/92 8.000% Due 12/15/22	2,697 shares	2,739	2,932
	GNMA	Pool #342553 Dtd 03/01/93 7.500% Due 03/15/23	1,510 shares	1,504	1,621
	GNMA	Pool #411479 Dtd 11/01/95 7.500% Due 11/15/25	5,365 shares	5,382	5,759
	GNMA	Pool #471439 Dtd 10/01/01 6.500% Due 10/15/31	15,049 shares	15,275	15,877
	GNMA	Pool #559513 Dtd 04/01/01 6.500% Due 04/15/31	16,665 shares	16,592	17,582
	GNMA	Pool #595192 Dtd 11/01/02 5.000% Due 11/15/32	49,412 shares	49,226	49,149
	GNMA	Pool #603373 Dtd 01/01/03 4.500% Due 12/15/17	53,248 shares	53,781	53,631
	GNMA	Pool #604740 Dtd 11/01/03 5.000% Due 11/15/33	49,940 shares	49,566	49,675
	GNMA	Pool #614160 Dtd 06/01/03 5.500% Due 06/15/33	36,655 shares	36,335	37,377
	Master Alternative Loan Trust	Dtd 10/1/03 6.000% Due 11/25/33	43,000 shares	43,323	42,678
	Master Asset Securitization Trust	Dtd 04/01/03 5.500% Due 05/25/33	25,000 shares	25,203	24,108

	Total Mortgage-Backed Securities			514,328	527,955

	US Government and Government Agency Obligations

	Federal Home Loan Banks	Dtd 03/17/98 6.187% Due 03/17/05	50,000 shares	49,214	52,813
	United States	Treasury Bill Dtd 07/24/03 Due 01/22/04	105,000 shares	104,496	104,947
	United States	Treasury Bill Dtd 07/31/03 Due 01/29/04	80,000 shares	79,608	79,943
	United States	Treasury Bill Dtd 08/21/03 1.040% Due 02/19/04	50,000 shares	49,738	49,943
	United States	Treasury Bill Dtd 09/18/03 Due 03/18/04	95,000 shares	94,522	94,823
	United States	Treasury Bill Dtd 10/09/03 Due 04/08/04	5,000 shares	4,975	4,988
	United States	Treasury Bill Dtd 12/18/03 Due 06/17/04	70,000 shares	69,654	69,684
	United States	Treasury Bond Dtd 02/15/86 9.250% Due 02/15/16	10,000 shares	9,970	14,353
	United States	Treasury Bond Dtd 02/15/91 7.875% Due 02/15/21	100,000 shares	123,063	133,063
	United States	Treasury Bond Dtd 05/15/86 7.250% Due 05/15/16	10,000 shares	9,838	12,475

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2003

( a )	( b )	( c )		( d )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
	United States	Treasury Bond Dtd 11/15/91 8.000% Due 11/15/21	20,000 shares	$20,197	$27,013
	United States	Treasury Bond Dtd 11/16/92 7.625% Due 11/15/22	25,000 shares	25,015	32,742
	United States	Treasury Note Dtd 01/31/02 3.000% Due 01/31/04	50,000 shares	49,984	50,078
	United States	Treasury Note Dtd 02/15/00 6.500% Due 02/15/10	15,000 shares	14,935	17,433
	United States	Treasury Note Dtd 02/15/02 4.875% Due 02/15/12	100,000 shares	100,109	105,906
	United States	Treasury Note Dtd 02/15/94 5.875% Due 02/15/04	150,000 shares	151,117	150,891
	United States	Treasury Note Dtd 02/16/99 4.750% Due 02/15/04	30,000 shares	29,611	30,131
	United States	Treasury Note Dtd 05/15/95 6.500% Due 05/15/05	100,000 shares	109,344	106,875
	United States	Treasury Note Dtd 05/15/98 5.625% Due 05/15/08	20,000 shares	20,291	22,156
	United States	Treasury Note Dtd 07/31/03 1.500% Due 07/31/05	150,000 shares	149,039	149,907
	United States	Treasury Note Dtd 08/15/02 3.250% Due 08/15/07	150,000 shares	152,836	153,000
	United States	Treasury Note Dtd 08/15/03 3.250% Due 08/15/08	30,000 shares	29,931	30,188
	United States	Treasury Note Dtd 08/15/03 4.250% Due 08/15/13	100,000 shares	98,980	100,125
	United States	Treasury Note Dtd 08/15/97 6.125% Due 08/15/07	100,000 shares	102,766	111,906
	United States	Treasury Note Dtd 08/16/99 6.000% Due 08/15/04	29,500 shares	293,517	303,941
	United States	Treasury Note Dtd 10/15/96 6.500% Due 10/15/06	100,000 shares	99,344	111,375
	United States	Treasury Note Dtd 11/15/01 3.500% Due 11/15/06	200,000 shares	199,953	206,750
	United States	Treasury Note Dtd 11/15/02 4.000% Due 11/15/12	100,000 shares	99,227	99,031
	United States	Treasury Note Dtd 11/15/94 7.875% Due 11/15/04	100,000 shares	100,313	105,719

	Total US Government and Government Agency Obligations			2,441,587	2,532,199

	Other Investments

	Airlease Ltd	Depository Unit		4,642	585
*	Bank of America	Certificate of Deposit		200,000	200,000
	Bank of Desoto	Certificate of Deposit		375,150	375,150
	Bank of Texas	Certificate of Deposit		279,000	279,000
	Bank One	Certificate of Deposit		100,000	100,000
	Beal Bank of Dallas	Certificate of Deposit		260,093	260,093
	Cadbury Schweppes	PFD Securities		10,000	10,328
	Capital One Federal Savings Bank	Certificate of Deposit		90,000	90,000
	Compass Bank	Certificate of Deposit		230,000	230,000
	Conseco Inc	Warrant		4,019	439
	Equity Inns Inc	Real Estate Investment Trust		1,105	905
	New Plan Excel Realty Trust Inc	Real Estate Investment Trust		44,281	49,340
	First Industrial Realty Trust	PFD Securities		10,000	10,080
	Great Southern Bank Reeds Springs	Certificate of Deposit		100,000	92,994
	Guaranty Federal Bank	Certificate of Deposit		199,000	199,000
	Healthcare Realty Trust	Real Estate Investment Trust		11,776	14,300

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2003

( a )	( b )	( c )	( d )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	Key Bank USA	Certificate of Deposit	$90,000	$90,000
	Mercantile Bank & Trust	Certificate of Deposit	185,000	185,000
	Park Cities Bank	Certificate of Deposit	35,000	35,000
	Post Propertys Inc	Real Estate Investment Trust	52,986	41,880
	Provident Bank	Certificate of Deposit	150,000	150,000
	Providian National Bank	Certificate of Deposit	98,000	98,000
	Reliastar Life Insurance	Single Premium Deferred Annuity	87,344	87,344
	Suburban Propane Partners LP	Limited Partnership	2,049	3,195
	US Restaurant Properties Inc	Real Estate Investment Trust	49,787	46,008
	USAA Federal Savings Bank	Certificate of Deposit	19,147	19,147
	Vectra Bank	Certificate of Deposit	120,000	120,000
	Washington	Real Estate Investment Trust	19,710	26,280
	Miscellaneous	Loans	8,493	8,493
*	Participant Loans	6% to 12%	—	11,308,812

	Total Other Investments		2,836,582	14,131,373

	Total		$4,607,045,497	$7,035,972,767

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4j - Schedule of Reportable Transactions

Year Ended December 31, 2003

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Category (iii) - series of transactions in excess of 5% of Plan assets

Bank of America	Bank of America Corporation Common Stock	$300,962,200	$—	N/A	$—	$300,962,200	$300,962,200	$—

Bank of America	Bank of America Corporation Common Stock	—	230,972,056	N/A	—	104,951,780	230,972,056	126,020,276

There were no category (i) (ii) or (iv) reportable transactions.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bank of America Corporation Corporate Benefits Committee has duly caused this annual report to be signed on behalf of The Bank of America 401(k) Plan by the undersigned hereunto duly authorized.

The Bank of America 401(k) Plan

Date: June 23, 2004	By:	/s/ Richard J. Dorazil
Richard J. Dorazil
Senior Vice President
Global Benefits Executive
Bank of America Corporation